Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 29, 2007

StatoilHydro ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This report on Form 6-K contains a press release issued by StatoilHydro ASA on October 29, 2007, entitled "Strong results and project deliveries".

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-4 (File No. 333-141445) and Form F-3 (File No. 333-143339) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

STRONG RESULTS AND PROJECT DELIVERIES
    E&P NORWAY
    INTERNATIONAL E&P
    NATURAL GAS
    MANUFACTURING & MARKETING
    LIQUIDITY AND CAPITAL RESOURCES
    USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
    FORWARD LOOKING STATEMENTS

Quarterly financial statements:
    CONSOLIDATED STATEMENTS OF INCOME - IFRS
    CONSOLIDATED BALANCE SHEETS - IFRS
    CONSOLIDATED STATEMENS OF RECOGNISED INCOME AND EXPENSE - IFRS
    CONSOLIDATED STATEMENTS OF CASH FLOWS - IRFS

    Notes to financial statement:
        1. ORGANISATION AND BASIS OF PRESENTATION
        2. EQUITY
        3. SEGMENTS
        4. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT
        5. COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS
        6. SUBSEQUENT EVENTS AND BUSINESS DEVELOPMENTS
        7. RECONCILIATION BETWEEN IFRS AND USGAAP FIGURES FOR PRIOR YEAR
        8. COMMITMENTS AND CONTINGENT LIABILITIES
        9. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENTS
        10. RECONCILIATION BETWEEN USGAAP AND NGAAP

SIGNATURES

Press release:
SOLID DELIVERIES

GROUP BALANCE SHEET

STRONG RESULTS AND PROJECT DELIVERIES

StatoilHydro’s third quarter 2007, operating and financial review

StatoilHydro’s net income in the third quarter of 2007 amounted to NOK 10.7 billion, compared to NOK 8.5 billion in the third quarter of 2006. In the first nine months of 2007, net income was NOK 29.5 billion compared to NOK 29.1 billion in the first nine months of 2006.

The 26% increase in net income from the third quarter of 2006 to the third quarter of 2007 was mainly due to an increase in net financial items from currency gains, and partly offset by lower downstream results.

As of 1 October, 2007 Statoil ASA’s merger with Norsk Hydro’s oil and gas operations became effective. Consequently, StatoilHydro ASA’s financial statements for the third quarter of 2007 comprise the financial results for only former Statoil group. From the fourth quarter of 2007, StatoilHydro ASA will report the results of the merged company. StatoilHydro will issue pro-forma financial information on 12 November 2007.

“We continue to deliver strong financial results,” says Helge Lund, StatoilHydro’s chief executive officer. “On 1 October we completed the merger between Statoil and Hydro’s oil and gas activities. I am very pleased to see that we have established a global, competitive energy company while delivering safe and efficient day to day operations.”

On 25 October StatoilHydro signed an agreement with Gazprom to become partner in the first phase of the Shtokman development in the Russian part of the Barents Sea.

“The agreement is an important milestone for us. We are looking forward to cooperating with Gazprom and Total to realise this frontier project,”
says Mr Lund.

The CEO is also satisfied with significant project deliveries and continued high exploration activity.

“We have completed the Snøhvit, Ormen Lange and Statfjord Late Life projects, strengthening StatoilHydro’s strategic position in the European and US gas markets. StatoilHydro has also been successful in both licensing rounds in the Gulf of Mexico, adding valuable exploration acreage for future activities,” Mr Lund notes.

Return on average capital employed after tax (ROACE) (1) for the 12 months ended 30 September 2007 was 21.5%, compared to 26.4% for the 12 months ended 31 December 2006. The decrease was mainly due to lower oil and gas prices measured in NOK as well as higher capital employed. ROACE is defined as a non-GAAP financial measure (2).

In the third quarter of 2007, earnings per share were NOK 4.94 (USD 0.91) compared to NOK 3.82 (USD 0.59) in the third quarter of 2006. For the first nine months of 2007, earnings per share were NOK 13.52 (USD 2.50), compared to NOK 13.16 (USD 2.02) for the same period in 2006.

Net operating income in the third quarter of 2007 was NOK 24.4 billion compared to NOK 30.2 billion in the third quarter of 2006. The decrease was mainly due to lower downstream results, a 15% decrease in gas prices measured in NOK, an increase in unrealised profit on inventories of NOK 1.9 billion and higher total operating expenses. The decrease in net operating income was partly offset by increased lifted volumes of oil and gas in International E&P.

In the first nine months of 2007, net operating income was NOK 74.2 billion compared to NOK 93.1 billion in the first nine months of 2006. The decrease was mainly due to a 15% decrease in gas prices measured in NOK, a 5% reduction in oil prices measured in NOK, increased total operating expenses as well as lower downstream results.

Consolidated statements of income - IFRS

		Third quarter			Nine months ended 30 September				Full year
	2007	2006		2007	2007	2006		2007	2006
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

Revenues and other income
Revenues	109,194	108,095	1%	20,186	318,247	327,437	(3%)	58,831	431,757
Net income (loss) from equity
accounted investments	146	92	59%	27	527	315	67%	97	408
Other income	142	4	3449%	26	250	1,179	(79%)	46	1,801

Total revenues and
other income	109,482	108,191	1%	20,239	319,024	328,931	(3%)	58,975	433,966

Operating expenses
Cost of goods sold	67,179	61,385	9%	12,419	191,945	186,331	3%	35,483	245,492
Operating expenses	8,740	8,132	7%	1,616	27,475	24,047	14%	5,079	33,653
Selling, general and
administrative expenses	1,800	2,004	(10%)	333	4,931	6,299	(22%)	912	8,486
Depreciation, amortisation
and impairment	5,578	4,988	12%	1,031	16,350	15,426	6%	3,022	21,714
Exploration expenses	1,802	1,514	19%	333	4,166	3,747	11%	770	5,664

Total operating expenses	85,099	78,023	9%	15,731	244,867	235,850	4%	45,266	315,009

Net operating income	24,383	30,168	(19%)	4,507	74,157	93,081	(20%)	13,709	118,957

Financial items
Net foreign exchange
gains and losses	5,547	(3,678)	251%	1,025	9,955	918	984%	1,840	3,285
Interest income and other
financial items	107	1,884	(94%)	20	841	2,038	(59%)	155	2,882
Interest and other finance expenses	(118)	(530)	(78%)	(22)	(1,915)	(1,661)	15%	(354)	(2,370)

Net financial items	5,536	(2,324)	338%	1,023	8,881	1,295	586%	1,642	3,797

Income before tax	29,919	27,844	7%	5,531	83,038	94,376	(12%)	15,350	122,754

Income tax	(19,241)	(19,354)	(1%)	(3,557)	(53,575)	(65,265)	(18%)	(9,904)	(81,889)

Net income	10,678	8,490	26%	1,974	29,463	29,111	1%	5,447	40,865

Attributable to:
Equity holders of the company	10,589	8,271	28%	1,957	28,992	28,474	2%	5,359	40,135
Minority interest	89	219	(59%)	16	471	637	(26%)	87	730

	10,678	8,490	26%	1,974	29,463	29,111	1%	5,447	40,865

Net operating income		Third quarter			Nine months ended 30 September				Full year
for the segments	2007	2006		2007	2007	2006		2007	2006
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

E&P Norway	21,927	21,903	0%	4,053	61,551	68,674	(10%)	11,378	89,910
International E&P	2,798	2,499	12%	517	9,411	9,551	(1%)	1,740	10,757
Natural Gas	(68)	2,378	(103%)	(13)	574	9,108	(94%)	106	12,003
Manufacturing & Marketing	(50)	2,093	(102%)	(9)	3,672	6,112	(40%)	679	6,569
Other	28	(323)	109%	5	(230)	(741)	69%	(43)	(597)
Eliminations of internal
unrealised profit on inventories	(252)	1,618	n/a	(47)	(821)	377	n/a	(152)	315

Net operating income	24,383	30,168	(19%)	4,507	74,157	93,081	(20%)	13,709	118,957

Financial data

		Third quarter			Nine months ended 30 September				Full year
	2007	2006		2007	2007	2006		2007	2006
	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

Weighted average number of
ordinary shares outstanding	2,144,330,100	2,162,576,727			2,144,637,688	2,164,357,459			2,161,028,202
Earnings per share	4.94	3.82	29%	0.91	13.52	13.16	3%	2.50	18.57
ROACE (last 12 months)	21.5%	n/a			21.5%	n/a			26.4%
Cash flows provided by
operating activities (billion)	29.5	16.8	76%	5.5	66.5	51.9	28%	12.3	60.6
Gross investments (billion)	10.4	9.9	5%	1.9	47.3	30.2	57%	8.7	45.9
Net debt to capital employed ratio	24.0%	9.3%			24.0%	9.3%			16.3%

* Solely for the convenience of the reader, the figures for the third quarter and the first nine months of 2007 have been translated into US dollars at the rate of NOK 5.4095 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on 28 September 2007.

Operational data

		Third quarter			Nine months ended 30 September				Full year
	2007	2006	Change		2007	2006	Change		2006

Average oil price (USD/bbl)	75.0	69.2	8%		66.7	66.0	1%		64.4
USDNOK average daily exchange rate	5.76	6.33	(9%)		6.00	6.42	(6%)		6.42
Average oil price (NOK/bbl) [3]	432	438	(1%)		401	424	(5%)		413
Gas prices (NOK/scm)	1.54	1.82	(15%)		1.61	1.88	(15%)		1.91
Refining margin, FCC (USD/boe) [4]	7.6	8.0	(5%)		8.7	7.9	10%		7.1
Total oil prodction (1,000 boe/day)	629	657	(4%)		659	671	(2%)		670
Total gas production (1,000 boe/day)	427	419	2%		463	458	1%		465
Total oil and gas production
(1,000 boe/day) [5]	1,056	1,076	(2%)		1,122	1,129	(1%)		1,135
Total oil liftings (1,000 boe/day)	651	635	2%		673	671	0%		668
Total gas liftings (1,000 boe/day)	427	418	2%		463	458	1%		465
Total oil and gas liftings
(1,000 boe/day) [6]	1,078	1,054	2%		1,136	1,129	1%		1,133
Production cost
(NOK/boe, last 12 months) [7]	31.5	n/a	n/a		31.5	n/a	n/a		26.6
Production cost normalised
(NOK/boe, last 12 months) [8]	31.3	n/a	n/a		31.3	n/a	n/a		26.2

Total oil and gas production in the third quarter of 2007 was 1,056,000 barrels of oil equivalent (boe) per day, compared to 1,076,000 boe per day in the third quarter of 2006. The 2% decrease was mainly related to reduced production on the Norwegian continental shelf (NCS), and was partly offset by higher production from new fields in International E&P.

In the first nine months of 2007 total oil and gas production was 1,122,000 boe per day, compared to 1,129,000 boe per day in the first nine months of 2006.

Total oil and gas liftings in the third quarter of 2007 were 1,078,000 boe per day, compared to 1,054,000 boe per day in the same period of 2006. This is equivalent to an overlift of 22,000 boe per day in the third quarter of 2007. In the first nine months of 2007, total oil and gas liftings were 1,136,000 boe per day compared to 1,129,000 boe per day in the corresponding period of 2006.

Exploration expenditure in the third quarter of 2007 was NOK 2.3 billion, compared to NOK 2.0 billion in the third quarter of 2006. In the first nine months of 2007 the exploration expenditure was NOK 6.5 billion, compared to NOK 5.5 billion in the first nine months of 2006. The increase in exploration expenditure was mainly due to higher drilling activity as well as extensive seismic activities internationally. Exploration expenditure reflects the period’s exploration activities.

Exploration expenses for the period consist of exploration expenditure adjusted for the period’s change in capitalised exploration expenditure. Exploration expenses in the third quarter of 2007 amounted to NOK 1.8 billion compared to NOK 1.5 billion in the third quarter of 2006.

		Third quarter			Nine months ended 30 September				Full year
Exploration	2007	2006		2007	2007	2006		2007	2006
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

Exploration expenditure (activity)	2,329	1,959	19%	431	6,537	5,471	19%	1,208	7,451
Expensed, previously capitalised
exploration expenditure	69	83	(17%)	13	372	263	41%	69	667
Capitalised share of current
period’s exploration activity	(596)	(528)	(13%)	(110)	(2,743)	(1,987)	(38%)	(507)	(2,454)

Exploration expenses	1,802	1,514	19%	333	4,166	3,747	11%	770	5,664

A total of 11 exploration and appraisal wells were completed in the third quarter of 2007, seven on the NCS and four internationally. Eight wells are confirmed discoveries. The number of exploration wells completed in the third quarter of 2006 was 16.

In the first nine months of 2007 a total of 34 exploration and appraisal wells were completed, 18 on the NCS and 16 internationally. Two exploration extension wells were drilled in the same period. Nineteen of the exploration and appraisal wells are confirmed discoveries, 13 on the NCS and six internationally. Both exploration extension wells also resulted in discoveries. The number of exploration and appraisal wells completed in the first nine months of 2006 were 30. Three exploration extension wells were completed in the same period. Drilling in 11 additional wells was ongoing at the end of the third quarter of 2007.

Production cost per boe was NOK 31.5 for the 12 months ended 30 September 2007, compared to NOK 26.6 for the 12 months ended 31 December 2006 (7).

Normalised at a USDNOK exchange rate of 6.00, the production cost for the 12 months ended 30 September 2007 was NOK 31.3 per boe, compared to NOK 26.2 per boe for the 12 months ended 31 December 2006 (8). Normalised production cost is defined as a non-GAAP financial measure (2).

The production cost per boe, both actual and normalised, has increased, mainly due to start-up of new fields, increased maintenance cost and general industry cost pressure.

Net financial items amounted to an income of NOK 5.5 billion in the third quarter of 2007, compared to a cost of NOK 2.3 billion the third quarter of 2006. Net financial items in the first nine months of 2007 amounted to an income of NOK 8.9 billion, compared to an income of NOK 1.3 billion in the first nine months of 2006.

The increase was mainly due to currency gains relating to StatoilHydro’s short-term NOK hedging policy and long term funding, as a result of a strengthening of NOK in relation to USD.

Exchange rates	30.09.2007	30.06.2007	31.12.2006	30.09.2006	30.06.2006	31.12.2005

USDNOK	5.44	5.90	6.26	6.50	6.24	6.77

Income taxes in the third quarter of 2007 were NOK 19.2 billion, equivalent to an average tax rate of 64.3%. Income taxes in the third quarter of 2006 were NOK 19.4 billion, equivalent to an average tax rate of 69.5%. The tax rate was reduced in the third quarter of 2007 compared with the third quarter of 2006 mainly due to a positive effect of financial items that are subject to lower taxation than the average tax rate.

For the first nine months of 2007 income taxes were NOK 53.6 billion, equivalent to an average tax rate of 64.5%. In comparison, income taxes in the first nine months of 2006 were NOK 65.3 billion equivalent to an average tax rate of 69.2%. The reduced tax rate is mainly due to higher net financial income and an increased effect of the uplift tax deduction on the NCS in the first nine months of 2007.

Health, safety and the environment (HSE)
The total recordable injury frequency and the serious incident frequency improved in the third quarter of 2007 compared to the third quarter of 2006. There have been no serious gas leaks at our offshore or land facilities during the first nine months of 2007.

A fatality occurred at Saipem S7000 on 12 August during installation of the Tordis subsea separator. The fatality is under investigation.

	Third quarter		Nine months ended 30 September		Year
HSE	2007	2006	2007	2006	2006

Total recordable injury frequency	4.4	6.1	5.1	5.9	5.7
Serious incident frequency	1.7	2.0	2.2	2.0	2.1
Accidental oil spills (number)	84	60	240	216	292
Accidental oil spills (volume, scm)	41	110	74	126	157

Important events

Important events
Recent important events include the following:
• The merger between Statoil ASA and Norsk Hydro ASA’s petroleum business was implemented on 1 October 2007, which was also the first day of trading in the StatoilHydro share.
• StatoilHydro has 25 October signed a frame agreement with Gazprom to become partner in the Shtokman development, phase 1. The agreement gives StatoilHydro a 24% equity interest in Shtokman Development Company where Gazprom (51%) and Total (25%) are the two other partners. The implementation of the project is subject to a final investment decision which is expected to take place in the second half of 2009. The project planning phase aims at establishing an acceptable technical and commercial basis for the final investment decision. Until the final investment decision is made, StatoilHydro’s exposure is limited to the company’s share of the cost of planning and studies.
• StatoilHydro commenced production of liquefied natural gas (LNG) at the Hammerfest LNG plant Snøhvit LNG, in northern Norway, on 13 September. The first tanker with a cargo of LNG left the plant on 20 October.
• Gas production from Ormen Lange commenced on 13 September this year. Shell will take over the operatorship of Ormen Lange 1 December.
• The StatoilHydro-operated Statfjord Late Life project commenced production on 12 October when the Tampen Link pipeline opened for gas export.
• StatoilHydro, as operator of the Troll field, has recommended to its partners to discontinue the Troll Future Development project (TFD). StatoilHydro will consequently withdraw from the related Gas Network Expansion (GNE) project in its current form.
• On 22 August, StatoilHydro announced that the company submitted the winning bid for 20 leases in Alaminos Canyon and 16 in Keathley Canyon in Lease Sale 204 in US Gulf of Mexico (GoM). On 3 October, StatoilHydro had the winning bid for additional 29 leases in the Central area lease sale 205 in GoM.
• On 19 September 2007 StatoilHydro entered into an agreement to acquire ConocoPhillips’ JET automated gas station network in Norway, Sweden and Denmark. The acquisition is subject to approval from European competition authorities.
• On 17 September, StatoilHydro completed a capital reduction through redemption and annulment of in total 20,158,848 shares with a par value of NOK 2.50 per share.
• On 1 October, StatoilHydro announced that chief executive Helge Lund and the StatoilHydro board had determined to initiate an external review of possible consultancy agreements and transactions associated with the former Norsk Hydro’s international petroleum operations, which have been transferred to StatoilHydro as part of the merger between Statoil and Hydro’s petroleum business. The U.S. law firm Sidley Austin LLP will carry out the review together with Norwegian law firm Simonsen Advokatfirma DA. Sullivan & Cromwell LLP has withdrawn as investigator of the Libya case, to ensure that no questions can be raised about the independence of the investigation. Sullivan & Cromwell will continue to advise StatoilHydro.
• Eivind Reiten decided to step down as chair of StatoilHydro ASA with immediate effect on 4 October. The deputy chair Marit Arnstad took over as acting chair, also with immediate effect.

26 October 2007
Board of directors

E&P NORWAY

		Third quarter			Nine months ended 30 September				Full year
	2007	2006		2007	2007	2006		2007	2006
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

IFRS income statement

Total revenues and
other income	29,098	27,870	4%	5,379	82,590	87,901	(6%)	15,268	116,547

Operating, general and
administrative expenses	3,248	2,563	27%	600	9,679	8,131	19%	1,789	11,239
Depreciation, amortisation
and impairment	3,373	2,867	18%	624	9,851	9,098	8%	1,821	12,756
Exploration expenses	550	537	2%	102	1,509	1,998	(24%)	279	2,642

Total expenses	7,171	5,967	20%	1,326	21,039	19,227	9%	3,889	26,637

Net operating income	21,927	21,903	0%	4,053	61,551	68,674	(10%)	11,378	89,910

Operational data
Oil price (USD/bbl)	76.0	69.8	9%		67.6	66.6	1%		65.0

Liftings:
Oil (1,000 bbl/day)	483	489	(1%)		499	524	(5%)		520
Natural gas (1,000 boe/day)	395	402	(2%)		423	426	(1%)		436
Total oil and natural gas liftings
(1,000 boe/day)	878	890	(1%)		922	949	(3%)		957

Production:
Oil (1,000 bbl/day)	462	507	(9%)		485	521	(7%)		521
Natural gas (1,000 boe/day)	395	402	(2%)		423	426	(1%)		436
Total oil and natural gas production
(1,000 boe/day)	856	909	(6%)		908	947	(4%)		958

Net operating income for E&P Norway in the third quarter of 2007 was NOK 21.9 billion and was unchanged from the operating income in the third quarter of 2006. Operating expenses increased by NOK 0.6 billion, mainly due to higher operating and maintenance cost, and depreciation increased by NOK 0.5 billion, mainly due to higher asset retirement costs. In addition, there was a decrease in the transfer price of natural gas by 4% contributing negatively with NOK 0.3 billion, a 1% decrease in lifted volumes of oil, contributing negatively by NOK 0.2 billion and a 2% decrease in lifted volumes of gas, which contributed negatively by NOK 0.1 billion. The decrease was offset by an increase in other income of NOK 1.8 billion, mainly due to a change in fair value of derivatives.

In the first nine months of 2007 net operating income was NOK 61.6 billion, compared to NOK 68.7 billion in the first nine months of 2006. The reduction was mainly due to a 5% decrease in lifted volumes of oil, contributing negatively with NOK 2.9 billion and a 1% decrease in gas sales contributing negatively with NOK 0.1 billion. There was also a 5% decrease in the segment oil price measured in NOK, contributing negatively with NOK 2.8 billion. In addition, operating expenses increased by NOK 1.7 billion due to higher operating and maintenance costs, and depreciation increased by NOK 0.8 billion due to higher asset retirement costs. The decrease was partly offset by a decrease in exploration expenses of NOK 0.5 billion due to a higher discovery rate, a 2% increase in the transfer price of natural gas measured in NOK, contributing positively with NOK 0.4 billion and lower sales and administration costs of NOK 0.1 billion. Other income has increased by NOK 0.5 billion due to changes in fair values of derivatives. This change is offset by a reduced gain due to a recalculation of gain/loss related to cash settlement of a previous licence swap recorded last year amounting to NOK 0.6 billion.

Average daily lifting of oil was 483,000 barrels (bbl) per day in the third quarter of 2007 compared to 489,000 bbl per day in the third quarter of 2006.
In the first nine months of 2007 average daily lifting of oil was 499,000 boe per day compared to 524,000 boe per day in the first nine months of 2006.

Average daily oil production was 462,000 bbl per day in the third quarter of 2007 compared to 507,000 bbl per day in the third quarter of 2006, a reduction of 46,000 bbl. Average daily oil production in the first nine months of 2007 was 485,000 boe per day compared to 521,000 boe per day in the first nine months of 2006, a reduction of 36,000 bbl.
The reduced production in both periods is largely attributable to the shut in of production on the Kvitebjørn field from 1 May 2007 to enable safe drilling operation, as well as a natural decline on the Norne/Urd fields. The reduction in production was partly offset by increased production from the Kristin field, which has now reached a plateau.

Average daily gas production was 395,000 boe per day in the third quarter of 2007, compared to 402,000 boe per day in the third quarter of 2006. The decrease of 7,000 boe per day was mainly related to the circumstances on the Kvitebjørn field described above, but was partly offset by increased production from the Troll Gas field.

In the first nine months of 2007 average daily gas production was 423,000 boe, compared to 426,000 boe in the first nine months of 2006.

Exploration expenditure (including capitalised exploration expenditure) amounted to NOK 1.0 billion in the third quarter of 2007, compared to NOK 0.7 billion in the third quarter of 2006. In the first nine months of 2007 exploration expenditure was NOK 2.7 billion, the same as in the first nine months of 2006.

Exploration expenses were NOK 0.6 billion in the third quarter of 2007, compared to NOK 0.5 billion in the third quarter of 2006. Exploration expenses in the first nine months of 2007 were NOK 1.5 billion compared to NOK 2.0 billion in the first nine months of 2006. The main reason for the decrease in exploration expenses was higher capitalised exploration in the first nine months of 2007, mainly due to a higher discovery rate.

In the third quarter of 2007, StatoilHydro participated in the drilling and completion of seven exploration and appraisal wells, six of which resulted in discoveries. Oil and gas were discovered in PL079 Shetland Chalk, PL062 Yttergryta, PL303 Ermintrude Sidetrack 2, Snøhvit Oil Zone, PL281 Midnattsol and PL265 Ragnarrock. Nine exploration and appraisal wells were completed in the third quarter of 2006.

In the first nine months of 2007, 18 exploration and appraisal wells and two exploration extension wells have been completed on the NCS. Of these, 13 exploration and appraisal wells and both exploration extension wells resulted in discoveries. Fourteen exploration and appraisal wells and three exploration extention wells were completed in the first nine months of 2006. Drilling in three wells was ongoing at the end of the third quarter.

The StatoilHydro-operated Snøhvit field in the Barents Sea commenced production on 13 September. Regular gas deliveries are expected to commence on 1 December 2007.

The Ormen Lange field in the Norwegian Sea commenced production 13 September. During the development phase Norsk Hydro was operator, but the operatorship will be transferred to Shell on 1 December.

The StatoilHydro-operated Statfjord Late Life project commenced production on 12 October when the Tampen Link pipeline opened for gas export.

The Snøhvit partnership has decided to cease all work related to the potential oil zone development at the Snøhvit field in the Barents Sea. Evaluations undertaken show that such a development would not be economically viable.

StatoilHydro, as operator of the Troll field, has recommended to its partners to discontinue the Troll Future Development project. The proposal is a consequence of information from Norway’s Ministry of Petroleum and Energy to StatoilHydro and the partners in the Troll licence that the field’s gas production permits will not be increased beyond the current level. StatoilHydro will consequently withdraw from the related GNE project in its current form. The GNE project is aimed at realising a new gas export pipeline from the NCS to Europe.

INTERNATIONAL E&P

		Third quarter			Nine months ended 30 September				Full year
	2007	2006		2007	2007	2006		2007	2006
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

IFRS income statement

Total revenues and
other income	7,032	6,275	12%	1,300	20,701	19,261	7%	3,827	24,674

Operating, general and
administrative expenses	1,593	1,384	15%	294	4,612	3,765	22%	853	5,199
Depreciation, amortisation
and impairment	1,389	1,415	(2%)	257	4,021	4,196	(4%)	743	5,696
Exploration expenses	1,252	977	28%	231	2,657	1,749	52%	491	3,022

Total expenses	4,234	3,776	12%	783	11,290	9,710	16%	2,087	13,917

Net operating income	2,798	2,499	12%	517	9,411	9,551	(1%)	1,740	10,757

Operational data
Oil price (USD/bbl)	71.9	67.1	7%		64.0	63.5	1%		61.7

Liftings:
Oil (1,000 bbl/day)	168	147	15%		174	147	18%		148
Natural gas (1,000 boe/day)	32	17	92%		40	32	23%		29
Total oil and natural gas liftings
(1,000 boe/day)	200	163	23%		214	180	19%		177

Production:
Oil (1,000 bbl/day)	167	150	12%		173	150	16%		149
Natural gas (1,000 boe/day)	32	17	86%		40	33	22%		29
Total oil and natural gas production
(1,000 boe/day)	200	167	19%		213	182	17%		178

Net operating income for International E&P was NOK 2.8 billion in the third quarter of 2007 compared to NOK 2.5 billion in the third quarter of 2006. The increase was mainly due to a 23% increase in lifted volumes, which contributed positively with NOK 1.2 billion. The increase was partly offset by a 44% decrease in the realised gas price measured in NOK, which contributed negatively with NOK 0.4 billion, a 2% decrease in the realised oil price measured in NOK, which contributed negatively with NOK 0.2 billion, a NOK 0.3 billion increase in exploration expenses, and a NOK 0.2 billion increase in operating, general and administrative expenses.

Net operating income in the first nine months of 2007 was NOK 9.4 billion compared to NOK 9.6 billion in the corresponding period of 2006. The decrease was mainly related to a 6% decrease in the realised oil price measured in NOK, which contributed negatively with NOK 1.1 billion, a 24% decrease in the realised gas price measured in NOK, which contributed negatively with NOK 0.6 billion, a NOK 0.9 billion increase in exploration expenses, and a NOK 0.8 billion increase in operating, general and administrative expenses. These decreases were partly offset by a 19% increase in lifted volumes, which contributed positively with NOK 3.4 billion, as well as a NOK 0.2 billion decrease in depreciation.

Average daily lifting of oil increased from 147,000 bbl per day in the third quarter of 2006 to 168,000 bbl per day in the third quarter of 2007. In the first nine months of 2007, average daily lifting of oil increased to 174,000 bbl per day, compared to 147,000 bbl per day in the first nine months of 2006.

Average daily production of oil increased from 150,000 bbl per day in the third quarter of 2006 to 167,000 bbl per day in the third quarter of 2007. The average daily oil production in the first nine months of 2007 was 173,000 bbl per day, compared to 150,000 bbl per day in the first nine months of 2006.

The increase in oil production from the third quarter of 2006 to the third quarter of 2007 was mainly related to start-up of new fields such as Dalia and Rosa in Angola block 17, In Amenas in Algeria, Shah Deniz in Azerbaijan and the East Azeri part of the ACG development in Azerbaijan. These increases were partly offset by decreased entitlement production on Kizomba A and B in Angola block 15 and Girassol/Jasmim in Angola block 17 due to PSA effects, as well as production decline on the UK fields.

Average daily gas production was 32,000 boe per day in the third quarter of 2007 compared to 17,000 boe per day in the third quarter of 2006. For the first nine months of 2007 average daily gas production was 40,000 boe per day compared to 33,000 boe per day during the corresponding period of last year. The increase in gas production from the third quarter of 2006 to the third quarter of 2007 was mainly attributable to commencement of gas production on Shah Deniz in Azerbaijan, which initially came on stream on 15 December 2006.

Exploration expenditure (including capitalised exploration expenditure) was NOK 1.4 billion in the third quarter of 2007 compared to NOK 1.2 billion in the third quarter of 2006. Exploration expenditure for the first nine months of 2007 was NOK 3.8 billion compared to NOK 2.8 billion in the corresponding period of 2006.

Exploration expenses were NOK 1.3 billion in the third quarter of 2007 compared to NOK 1.0 billion in the corresponding period of 2006. Exploration expenses were NOK 2.7 billion in the first nine months of 2007 compared to NOK 1.7 billion in the first nine months of 2006. Increased exploration expenses were mainly related to higher drilling activity and an expanded seismic programme.

During the third quarter of 2007, four exploration and appraisal wells were completed internationally. The Rosebank appraisal well 205/1-1 offshore UK was an oil discovery, while the exploration well Ballena in Plataforma Deltana offshore Venezuela proved gas, although it is too early to say if these volumes are commercially viable. Seven exploration and appraisal wells were completed in the third quarter of 2006.

In the first nine months of 2007, 16 wells were completed internationally, six of which are confirmed discoveries. 16 exploration and appraisal were completed in the first nine months of 2006. Drilling in eight additional wells was ongoing at the end of the third quarter.

On 21 August, StatoilHydro announced that North American Oil Sands Corporation (NAOSC), which is wholly owned by StatoilHydro, received approval from the Alberta Energy and Utilities Board for the Leismer demonstration project in Canada. The Leismer demonstration project is the first lease to be developed in the NAOSC portfolio. First production is planned for late 2009/early 2010.

On 22 August, StatoilHydro announced that the company had submitted the winning bid for 20 leases in Alaminos Canyon and 16 in Keathley Canyon in Lease Sale 204 in GoM. The leases are located in the western part of GoM, and StatoilHydro will be operator with a 100% working interest in all awarded leases. On 3 October, StatoilHydro had the winning bid for additional 29 leases in the Central area lease sale 205 in GoM. The winning bids are subject to review and final governmental approval, which can take up to 90 days.

StatoilHydro has 25 October signed a frame agreement with Gazprom to become partner in the Shtokman development, phase 1. The agreement gives StatoilHydro a 24% equity interest in Shtokman Development Company where Gazprom (51%) and Total (25%) are the two other partners. The implementation of the project is subject to a final investment decision which is expected to take place in the second half of 2009. The project planning phase aims at establishing an acceptable technical and commercial basis for the final investment decision. Until the final investment decision is made, StatoilHydro’s exposure is limited to the company’s share of the cost of planning and studies.

On 25 October, ExxonMobil announced that the Marimba North project in Block 15 in Angola, where StatoilHydro holds a 13.33% share, has commenced production. The Marimba North project is a tie-back to the Kizomba A development and will add about 40,000 bbl per day of peak production capacity to the existing Block 15 production, which includes the Xikomba, Kizomba A and Kizomba B developments.

NATURAL GAS

		Third quarter			Nine months ended 30 September				Full year
	2007	2006		2007	2007	2006		2007	2006
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

IFRS income statement

Total revenues and
other income	12,566	14,326	(12%)	2,323	38,204	45,557	(16%)	7,062	63,058

Cost of goods sold	10,009	9,439	6%	1,850	29,857	29,258	2%	5,519	40,831
Operating, selling and
administrative expenses	2,354	2,324	1%	435	6,904	6,602	5%	1,276	9,400
Depreciation, amortisation
and impairment	271	185	46%	50	869	589	48%	161	824

Total expenses	12,634	11,948	6%	2,336	37,630	36,449	3%	6,956	51,055

Net operating income	(68)	2,378	(103%)	(13)	574	9,108	(94%)	106	12,003

Operational data
Natural gas sales
(Statoil equity) (bcm)	5.8	5.9	(2%)		18.4	18.5	0%		25.4
Natural gas sales
(third-party volumes) (bcm)	1.6	0.7	118%		3.6	2.4	50%		3.2
Natural gas sales (bcm)	7.3	6.6	11%		22.0	20.9	5%		28.5
Natural gas price (NOK/scm)	1.54	1.82	(15%)		1.61	1.88	(15%)		1.91
Transfer price natural gas
(NOK/scm)	1.35	1.40	(4%)		1.33	1.31	2%		1.36
Regularity at delivery point	100%	100%	0%		100%	100%	0%		100%

Net operating income in the third quarter of 2007 was negative NOK 0.1 billion compared to an income of NOK 2.4 billion in the third quarter of 2006. The decrease of NOK 2.5 billion was mainly due to a 15% reduction in prices of piped natural gas, reducing income by NOK 2.0 billion, a NOK 0.6 billion increase in cost of goods sold, and negative changes in fair value of derivatives amounting to NOK 1.2 billion. The decrease was partly offset by an increase in income of NOK 1.3 billion due to higher sales volumes.

Net operating income for the first nine months of 2007 was NOK 0.6 billion, compared to NOK 9.1 billion in the first nine months of 2006. The decrease of NOK 8.5 billion was mainly due to a decrease of 15% in prices for piped natural gas, which reduced income by NOK 6.0 billion, a NOK 0.6 billion increase in cost of goods sold, and negative changes in fair value of derivatives amounting to NOK 3.6 billion relating to a NOK 1.2 billion negative change in the fair value of a long-term gas sales contract and a NOK 2.4 billion negative net change in value of other trading and hedging activities. The decrease was partly offset by higher sales volumes, increasing the income by NOK 1.9 billion.

Natural gas sales for the third quarter of 2007 were 7.3 billion standard cubic metres (scm), compared to 6.6 billion scm in the third quarter of 2006, an increase of 11.4%. Of the total gas sales in the third quarter of 2007, 5.8 billion scm was equity gas and 0.4 billion scm was SDFI’s share of US piped gas. The sales of natural gas from the In Salah and Shah Deniz fields are reported by the International E&P segment.

In the first nine months of 2007, natural gas sales were 22.0 billion scm, including sales of third-party LNG, compared to 20.9 scm in the first nine months of 2006. Of the total gas sales in the first nine months of 2007, equity gas was 18.4 billion scm.

The average price for gas piped to Europe in the third quarter of 2007 was NOK 1.54 per scm (7.06 USD/MMBtu), compared with NOK 1.82 per scm (7.54 USD/MMBtu) in the third quarter of 2006, a decrease of 15.1%.

The cost of goods sold for the third quarter of 2007 increased by NOK 0.6 billion compared to the third quarter of 2006, mainly due to increased third party volumes. This was partly offset by a decrease in the third-party gas purchase price. The transfer price for gas from E&P Norway to Natural Gas was NOK 1.35 per scm in the third quarter of 2007, a decrease of 3.7% compared to the third quarter of 2006 price of NOK 1.40 per scm. The transfer price for gas from E&P Norway was 1.7% higher in the first nine months of 2007 compared to the first nine months of 2006.

Langeled northern leg became operational and gas export from Ormen Lange came on stream on 13 September.

Tampen Link pipeline commenced first commercial gas deliveries on 12 October. The pipeline runs between the Statfjord field and a link on the FLAGS pipeline to St Fergus. It has a total capacity of approximately 11 billion scm per year.

First LNG shipment from Snøhvit. The first vessel “Arctic Princess” left Melkøya on 20 October with a cargo of 145,000 cubic metres of LNG, and is now on her way to customers in Southern Europe. This provides increased flexibility to market the gas globally and constitutes the fastest growing gas market in the world.

.

MANUFACTURING & MARKETING

		Third quarter			Nine months ended 30 September				Full year
	2007	2006		2007	2007	2006		2007	2006
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

IFRS income statement

Total revenues and
other income	93,266	92,337	1%	17,241	272,718	275,402	(1%)	50,415	361,027

Cost of goods sold	88,977	85,802	4%	16,448	255,353	255,686	0%	47,205	335,020
Operating, selling and
administrative expenses	3,921	4,012	(2%)	725	12,443	12,327	1%	2,300	17,368
Depreciation, amortisation
and impairment	418	430	(3%)	77	1,250	1,277	(2%)	231	2,070

Total expenses	93,316	90,244	3%	17,250	269,046	269,290	0%	49,736	354,458

Net operating income	(50)	2,093	(102%)	(9)	3,672	6,112	(40%)	679	6,569

Operational data
FCC margin (USD/bbl)	7.6	8.0	(5%)		8.7	7.9	10%		7.1
Contract price methanol
(EUR/tonne)	218	250	(13%)		296	268	10%		300

Net operating income for Manufacturing & Marketing in the third quarter of 2007 was negative NOK 0.1 billion compared to NOK 2.1 billion in the third quarter of 2006. The decrease was mainly due to currency losses on inventories within Oil sales, trading and supply combined with lower regularity and lower refining margins measured in NOK within Manufacturing.

In the first nine months of 2007 net operating income was NOK 3.7 billion compared to NOK 6.1 billion in the first nine months of 2006. The decrease was mainly due to currency losses on inventories and deferred gains on inventories within Oil sales, trading and supply, lower refining margins measured in NOK and lower regularity within Manufacturing.

Oil sales, trading and supply net operating income in the third quarter of 2007 was negative NOK 0.6 billion compared to NOK 0.5 billion in the third quarter of 2006. The decrease was mainly due to currency losses on inventories and lower results from trading. In the first nine months of 2007 net operating income was NOK 0.7 billion compared to NOK 2.1 billion in the first nine months of 2006. The decrease was mainly due to currency losses on inventories, lower results from trading and deferred gains on inventories.

Net operating income for Manufacturing was NOK 0.4 billion in the third quarter of 2007, compared to NOK 1.2 billion in the third quarter of 2006. In the first nine months of 2007 net operating income was NOK 2.2 billion, compared to NOK 3.2 billion in the first nine months of 2006. The decrease in both periods was mainly due to lower refining margins in NOK, and lower regularity due to turnaround activities.

Net operating income for Energy and Retail was NOK 0.2 billion in the third quarter of 2007, compared to NOK 0.4 billion in the third quarter of 2006. Net operating income in the first nine months of 2007 was NOK 0.9 billion, compared to NOK 0.8 billion in the first nine months of 2006. The increase in the first nine months of 2007 compared to the same period in 2006 was mainly due to improved volumes, margins and convenience sales.

On 19 September 2007 StatoilHydro entered into an agreement to acquire ConocoPhillips’ JET automated gas station network in Norway, Sweden and Denmark. The transaction will increase the number of StatoilHydro’s automated gas stations by 274; 39 in Norway, 72 in Denmark and 163 in Sweden. The acquisition is subject to approval from European competition authorities.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were NOK 66.5 billion in the first nine months of 2007, compared to NOK 51.9 billion in the first nine months of 2006. The increase in cash flows provided by operating activities of NOK 14.5 billion from the first nine months of 2006 to the first nine months of 2007 was mainly due to an decrease in current financial investments of NOK 19.8 billion, changes in working capital of NOK 5.1 billion and a decrease in taxes paid of NOK 1.1 billion. This increase was partly offset by a decrease in cash flows from underlying operations of NOK 10.7 billion and a decrease in non-current items of NOK 0.7 billion.

Cash flows used in investing activities were NOK 47.8 billion in the first nine months of 2007 compared to NOK 23.7 billion in the first nine months of 2006.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure, were NOK 10.4 billion in the third quarter of 2007, compared to NOK 9.9 billion in the third quarter of 2006. In the first nine months of 2007, gross investments were NOK 47.3 billion, as compared to NOK 30.2 billion in the first nine months of 2006. Total gross investments for the third quarter of 2007 include the acquisition of the NAOSC assets of NOK 12.1 billion.

		Third quarter			Nine months ended 30 September				Full year
Gross investments	2007	2006		2007	2007	2006		2007	2006
(in billions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

- E&P Norway	5.6	5.6	1%	1.0	15.9	15.8	0%	2.9	20.9
- International E&P	3.1	3.1	1%	0.6	26.6	11.3	135%	4.9	19.7
- Natural Gas	0.4	0.5	(17%)	0.1	1.1	1.6	(32%)	0.2	2.3
- Manufacturing & Marketing	1.1	0.5	109%	0.2	3.1	1.2	161%	0.6	2.5
- Other	0.1	0.1	72%	0.0	0.6	0.2	149%	0.1	0.5

Total gross investment	10.4	9.9	5%	1.9	47.3	30.2	57%	8.7	45.9

The difference between cash flow used in investing activities and gross investments in the third quarter of 2007 was mainly related to other changes in long-term loans granted and liabilities related to joint-ventures in a development phase.

		Third quarter		Nine months ended 30 September	Year
Reconciliation of cash flow to gross investments (in NOK billion)	2007	2006	2007	2006	2006

Cash flows to investments	11.4	8.4	47.8	23.7	39.8
NCS portfolio transactions	0.0	0.0	0.0	0.1	0.1
Capital leases	0.0	0.6	0.0	2.2	2.4
Proceeds from sales of assets	0.0	0.0	0.3	1.5	2.0
Other changes in long-term loans granted and liabilities joint-venture	(1.0)	0.9	(0.7)	2.8	1.7

Gross investments	10.4	9.9	47.3	30.2	45.9

Cash flows used in financing activities were NOK 8.9 billion in the third quarter of 2007, compared to NOK 0.5 billion in the third quarter of 2006.

In the first nine months of 2007, cash flows used in financing activities amounted to NOK 13.5 billion compared to NOK 18.1 billion in the first nine months of 2006. The main reason for the decrease in cash flows used in financing activities was an increase in short-term borrowings. The amount reported in the first nine months of 2007 includes a dividend paid to shareholders of NOK 19.6 billion related to the annual accounts in 2006, while the dividend paid to shareholders in the first nine months of 2006 was NOK 17.8 billion.

New long-term borrowings at 30 September 2007 were NOK 1.7 billion compared to no new long-term borrowings in the first nine months of 2006. Repayment of long-term debt at 30 September 2007 was NOK 2.5 billion compared to NOK 1.4 billion in the first nine months of 2006.

Gross interest-bearing debt was NOK 40.0 billion at the end of the third quarter of 2007 compared to NOK 36.7 billion at the end of the third quarter of 2006. The increase was mainly related to an increase in short-term debt.

Net interest-bearing debt (9) was NOK 23.9 billion at 30 September 2007 compared to negative NOK 7.1 billion at 30 September 2006.

The increase in net interest-bearing debt from the third quarter of 2006 to the third quarter of 2007 was mainly related to a decrease in liquid assets to fund increased investments, including acquisition.

Normalised for the cash build-up before tax payment, net interest-bearing debt was NOK 40.0 billion as of 30 September 2007, compared to NOK 12.3 billion on the corresponding date in 2006.

Net debt to capital employed before adjustments was 17.8% at 30 September 2007, compared to negative 5.5% at 30 September 2006. Adjusted net debt to capital employed ratio, defined as net interest-bearing debt to capital employed, was 15.9% as of 30 September 2007, compared to negative 6.3% as of 30 September 2006. Normalised for the cash build-up before tax payment, the net debt to capital employed ratio was 24.0% at 30 September 2007 compared to 9.3% at the corresponding date in 2006. The increase in net debt to capital employed ratio was mainly related to an increase in net interest-bearing debt.

In the calculation of net interest-bearing debt, StatoilHydro makes certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see - Use and reconciliation of non-GAAP financial measures below.

Cash, cash equivalents and current financial investments were NOK 12.5 billion at 30 September 2007, compared to NOK 43.0 billion at 30 September 2006. The decrease in liquid assets was mainly due to an increase in investments, including the payment of CAD 2.2 billion, equivalent to about NOK 12.0 billion relating to the acquisition of NAOSC. Cash and cash equivalents were NOK 12.3 billion at 30 September 2007, compared to NOK 17.2 billion at 30 September 2006. Current financial investments amounted to NOK 0.2 billion at 30 September 2007, compared to NOK 25.8 billion at 30 September 2006.

The tax payment of NOK 32.1 billion will mainly be funded by an increase in short-term debt as of 1 October 2007.

Current items (total current assets less current liabilities) were reduced by NOK 18.7 billion from positive current items of NOK 5.4 billion at 30 September 2006 to negative current items of NOK 13.3 billion at 30 September 2007. The change in current items was mainly due to a decrease in current financial investments of NOK 25.6 billion, an increase in current financial liabilities of NOK 6.3 billion, and a decrease in cash and cash equivalents of NOK 4.9 billion. These factors were partly offset by a decrease in income taxes payable of NOK 7.8 billion, an increase in trade and other receivables of NOK 5.3 billion, and a net increase in derivative financial instruments of NOK 5.1 billion.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

StatoilHydro is subject to SEC regulations regarding the use of ”non-GAAP financial measures” in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP.

For more information on our use of non-GAAP financial measures, see Item 5 - Operating and Financial Review and Prospects - Use of Non-GAAP Financial Measures in StatoilHydro’s 2006 Annual Report on Form 20-F/A.

The following financial measures may be considered non-GAAP financial measures:
• Return on average capital employed (ROACE)
• Normalised production cost per barrel
• Net debt to capital employed ratio

StatoilHydro uses ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is viewed by the company as providing useful information, both for the company and investors, regarding performance for the period under evaluation. StatoilHydro makes regular use of this measure to evaluate its operations. StatoilHydro’s use of ROACE should not be viewed as an alternative to net operating income, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Calculation of numerator and denominator used in ROACE calculation	Twelve months ended 30 September	Year ended 31 December
(in NOK million, except percentages)	2007	2006

Net income for the last 12 months	41,217	40,865
After-tax net financial items for the last 12 months	(9,063)	(3,833)

Net income adjusted for financial items after tax (A1)	32,154	37,032

Calculated average capital employed:
Average capital employed before adjustments (B1)	133,701	142,189
Average capital employed (B2)	149,228	140,497

Calculated ROACE
Calculated ROACE based on average capital employed before adjustments (A1/B1)	24.0%	26.0%
Calculated ROACE based on average capital employed (A1/B2)	21.5%	26.4%

Normalised production cost in NOK per boe is used to evaluate the underlying development in the production cost. StatoilHydro’s production costs internationally are mainly incurred in USD. In order to exclude currency effects and to reflect the change in the underlying production cost, the USDNOK exchange rate is held constant at 6.00 in the calculations of normalised production cost.

Normalised production cost per boe is reconciled in the table below to the most comparable GAAP measure, production cost per boe (8).

	Twelve months ended 30 September	Twelve months ended 31 December
Production cost per boe	2007	2006

Total production costs last 12 months (in NOK million)	12,942	11,026
Produced volumes last 12 months (million boe)	412	414
Average USDNOK exchange rate last 12 months	6.11	6.41

Production cost (USD/boe)	5.15	4.15

Calculated production cost (NOK/boe)	31.5	26.6

Normalisation of production cost per boe
Total production costs last 12 months (in NOK million)	12,942	11,026
Production costs last 12 months International E&P (in USD million)	409	348
Normalised exchange rate (USDNOK)	6.00	6.00

Production costs last 12 months International E&P normalised at USDNOK 6.00	2,456	2,087
Production costs last 12 months E&P Norway (in NOK million)	10,450	8,798
Total production costs last 12 months in NOK million (normalised)	12,906	10,885

Production cost (NOK/boe) normalised at USDNOK 6.00 [8]	31.3	26.2

The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group’s current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through an external bank or similar institution will not be netted in the balance sheet, and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction is off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The net interest-bearing debt adjusted for these three items is included in the average capital employed, which is also used in the calculation of the ROACE.

The table below reconciles net interest-bearing debt, capital employed and net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio		30 September	31 December
(in NOK million)	2007	2006	2006

Total shareholders’ equity	124,834	118,044	124,943
Minority interest	1,757	1,578	1,574

Total equity and minority interest (A)	126,591	119,622	126,517

Short-term debt	12,191	5,857	5,515
Long-term debt	27,805	30,862	29,966

Gross interest-bearing debt	39,996	36,719	35,481

Cash and cash equivalents	(12,339)	(17,209)	(7,367)
Current financial investments	(207)	(25,771)	(1,031)

Cash and cash equivalents and current financial investments	(12,546)	(42,980)	(8,398)

Net debt before adjustments (B1)	27,450	(6,261)	27,083

Other interest-bearing elements	-	1,718	-
Marketing instruction adjustment	(1,501)
Adjustment for project loan	(2,066)	(2,547)	(2,443)

Net interest-bearing debt (B2)	23,883	(7,090)	24,640

Normalisation for cash-build up before
tax payment (50% of tax payment)	16,075	19,375	n/a

Net interest-bearing debt (B3)	39,958	12,285	24,640

Calculation of capital employed
Capital employed before adjustments to net interest-bearing debt (A+B1)	154,041	113,361	153,600
Capital employed before normalisation for cash build-up for tax payment (A+B2)	150,474	112,532	151,157
Capital employed (A+B3)	166,549	131,907	151,157

Calculated net debt to capital employed
Net debt to capital employed before adjustments (B1/(A+B1))	17.8%	(5.5%)	17.6%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	15.9%	(6.3%)	16.3%
Net debt to capital employed (B3/(A+B3))	24.0%	9.3%	16.3%

End notes
(1) After-tax return on average capital employed for the last 12 months is calculated as net income after-tax net financial items adjusted for accretion expenses, divided by the average of opening and closing balances of net interest-bearing debt, shareholders’ equity and minority interest. See table under Return on average capital employed for a reconciliation of the numerator. See table under Net debt to capital ratio for a reconciliation of capital employed.

StatoilHydro’s third quarter 2007 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS. However, we do not have comparable figures for 2005, and hence we are not able to calculate average capital employed for the 12 months ending 30 September 2006.

(2) For a definition of non-GAAP financial measures and use of ROACE, see Use and reconciliation of non-GAAP financial measures.

(3) The group’s average oil price is a volume-weighted average of the segment prices of oil and natural gas liquids (NGL), including a margin for oil sales, trading and supply.

(4) FCC: fluid catalytic cracking.

(5) Oil volumes include condensate and NGL, exclusive of royalty oil.

(6) Lifting of oil corresponds to sales of oil for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.

(7) The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of oil and natural gas. For a specification of normalising assumptions, see end note 8. For normalisation of production cost, see table under Production cost.

We do not have comparable figures for 2005 prepared in accordance with IFRS, and hence we are not able to calculate production unit cost for the 12 months ending 30 September 2006.

(8) By normalisation it is assumed that production costs in E&P Norway are incurred in NOK. Only costs incurred in International E&P are normalised at a USDNOK exchange rate of 6.00. Certain reclassifications have been made to prior periods’ figures to be consistent with the current period’s classifications.

For purposes of measuring StatoilHydro’s performance against the 2007 guidance for normalised production cost, a USDNOK exchange rate of 6.00 is used.

(9) Net interest-bearing debt is long-term interest-bearing debt and short-term interest-bearing debt reduced by cash, cash equivalents and short-term investments. In the first and third quarter, net interest-bearing debt is normalised by excluding 50% of the cash build-up related to tax payments due in the beginning of April and October each year.

FORWARD LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding; targets with respect to participation in drilling and exploration activities; plans for future development and operation of projects; reserve information; expected exploration and development activities or expenditures; expected start-up dates for projects; expected dates for deliveries of oil and gas; expected timing and receipt of regulatory and other approvals and expected dates of operatorship transitions; are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends” and “believes”. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect StatoilHydro’s business, is contained in StatoilHydro’s 2006 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on StatoilHydro’s web site at www.StatoilHydro.com.

CONSOLIDATED STATEMENTS OF INCOME - IFRS

[StatoilHydro ASA’s Financial Statements for the third quarter 2007 comprise only financial information of former Statoil group.]

(Statoil group figures)

	For the three months ended 30 September		For the nine months		For the year ended
			ended 30 September		31 December
(in NOK million)	2007	2006	2007	2006	2006

REVENUES AND OTHER INCOME
Revenues	109,194	108,095	318,247	327,437	431,757
Net income (loss) from equity accounted investments	146	92	527	315	408
Other income	142	4	250	1,179	1,801

Total revenues and other income	109,482	108,191	319,024	328,931	433,966

OPERATING EXPENSES
Cost of goods sold	(67,179)	(61,385)	(191,945)	(186,331)	(245,492)
Operating expenses	(8,740)	(8,132)	(27,475)	(24,047)	(33,653)
Selling, general and administrative expenses	(1,800)	(2,004)	(4,931)	(6,299)	(8,486)
Depreciation, amortisation and impairment	(5,578)	(4,988)	(16,350)	(15,426)	(21,714)
Exploration expenses	(1,802)	(1,514)	(4,166)	(3,747)	(5,664)

Total operating expenses	(85,099)	(78,023)	(244,867)	(235,850)	(315,009)

Net operating income	24,383	30,168	74,157	93,081	118,957

FINANCIAL ITEMS
Net foreign exchange gains (losses)	5,547	(3,678)	9,955	918	3,285
Interest income and other financial items	107	1,884	841	2,038	2,882

Interest and other finance expenses	(118)	(530)	(1,915)	(1,661)	(2,370)

Net financial items	5,536	(2,324)	8,881	1,295	3,797

Income before tax	29,919	27,844	83,038	94,376	122,754

Income tax	(19,241)	(19,354)	(53,575)	(65,265)	(81,889)

Net income	10,678	8,490	29,463	29,111	40,865

Attributable to:
Equity holders of the parent company	10,589	8,271	28,992	28,474	40,135
Minority interest	89	219	471	637	730

	10,678	8,490	29,463	29,111	40,865

Earnings per share for income attributable to equity holders
of the company - basic and diluted	4.94	3.82	13.52	13.16	18.57

Dividend declared per ordinary share	-	-	9.12	8.20	8.20

Weighted average number of ordinary shares outstanding	2,144,330,100	2,162,576,727	2,144,637,688	2,164,357,459	2,161,028,202

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS - IFRS

(Statoil group figures)

	At 30 September	At 30 September	At 31 December
(in NOK million)	2007	2006	2006

ASSETS
Non-current assets
Property, plant and equipment	191,898	176,609	185,875
Intangible assets	37,442	17,139	21,330
Equity accounted investments	6,374	7,000	6,824
Deferred tax assets	520	348	375
Pension assets	248	1,487	1,113
Financial investments	14,785	13,249	13,566
Derivative financial instruments	316	541	450
Financial receivables	3,167	3,395	3,541

Total non-current assets	254,750	219,768	233,074

Current assets
Inventories	15,511	14,591	14,371
Trade and other receivables	46,925	41,651	47,106
Derivative financial instruments	17,591	14,126	16,997
Financial investments	207	25,771	1,031
Cash and cash equivalents	12,339	17,209	7,367

Total current assets	92,573	113,348	86,872

TOTAL ASSETS	347,323	333,116	319,946

EQUITY AND LIABILITIES
Equity
Share capital	5,365	5,415	5,415
Treasury shares	(5)	(24)	(54)
Additional paid-in capital	34,015	37,344	37,366
Additional paid-in capital related to treasury shares	(295)	(1,578)	(3,605)
Retained earnings	96,904	76,699	87,483
Other reserves	(11,150)	188	(1,662)

Total shareholders’ equity	124,834	118,044	124,943

Minority interest	1,757	1,578	1,574

Total equity	126,591	119,622	126,517

Non-current liabilities
Financial liabilities	27,805	30,862	29,966
Derivative financial instruments	28	167	66
Deferred tax liabilities	48,634	47,034	47,726
Pension liabilities	7,901	6,265	7,394
Provisions	30,492	21,236	28,161

Total non-current liabilities	114,860	105,564	113,313

Current liabilities
Trade and other payables	41,827	40,759	41,213
Income taxes payable	48,467	56,273	30,219
Financial liabilities	12,191	5,857	5,515
Derivative financial instruments	3,387	5,041	3,169

Total current liabilities	105,872	107,930	80,116

Total liabilities	220,732	213,494	193,429

TOTAL EQUITY AND LIABILITIES	347,323	333,116	319,946

CONSOLIDATED STATEMENS OF RECOGNISED INCOME AND EXPENSE - IFRS

(Statoil group figures)

	For the three months		For the nine months		For the year ended
	ended 30 September		ended 30 September		31 December
(in NOK million)	2007	2006	2007	2006	2006

Foreign currency translation differences	(5,545)	4,037	(9,496)	10	(1,926)
Actuarial gains (losses) on employee retirement benefit plans	0	(12)	(50)	(1)	(2,929)
Change in fair value of available for sale financial assets	144	(728)	162	(731)	(677)
Change in fair value of available for sale financial assets
transferred to the Consolidated Statements of Income	0	0	(113)	0	0
Income tax on income and expense recognised directly in equity	(37)	217	(2)	213	2,294

Income and expense recognised directly in equity	(5,438)	3,514	(9,499)	(509)	(3,238)
Net income for the period	10,678	8,490	29,463	29,111	40,865

Total recognised income and expense for the period	5,240	12,004	19,964	28,602	37,627

Attributable to:
Equity holders of the parent company	5,151	11,785	19,493	27,965	36,897
Minority interest	89	219	471	637	730

	5,240	12,004	19,964	28,602	37,627

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - IFRS

(Statoil group figures)

	For the nine months		For the year ended
	ended 30 September		31 December
(in NOK million)	2007	2006	2006

OPERATING ACTIVITIES
Income before tax	83,038	94,376	122,754

Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation, amortisation and impairment	16,350	15,426	21,714
Exploration expenditures written off	372	265	667
(Gains) losses on foreign currency transactions and balances	(1,211)	375	189
(Gains) losses on sales of assets and other items	(214)	(1,424)	(2,190)

Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	(1,123)	(3,346)	(3,120)
• (Increase) decrease in trade and other receivables	498	7,425	312
• (Increase) decrease in net current financial derivative instruments	(114)	(4,528)	(9,271)
• (Increase) decrease current financial investments	824	(18,930)	5,810
• Increase (decrease) in trade and other payables	1,006	(4,358)	(1,982)

Taxes paid	(33,571)	(34,651)	(74,408)
(Increase) decrease in non-current items related to operating activities	631	1,316	128

Cash flows provided by operating activities	66,486	51,946	60,603

INVESTING ACTIVITIES
Acquisitions, net of cash acquired	(11,994)	0	0
Additions to property, plant and equipment	(27,364)	(20,220)	(31,396)
Exploration expenditures capitalised	(2,743)	(1,987)	(2,454)
Changes in other intangibles	(5,828)	(2,964)	(7,780)
Change in long-term loans granted and other long-term items	(140)	(72)	(154)
Proceeds from sale of assets	264	1,524	2,010

Cash flows used in investing activities	(47,805)	(23,719)	(39,774)

FINANCING ACTIVITIES
New long-term borrowings	1,663	18	97
Repayment of long-term borrowings	(2,494)	(1,428)	(1,428)
Distribution to minority shareholders	(288)	(645)	(741)
Dividend paid	(19,560)	(17,756)	(17,756)
Treasury shares purchased	(147)	(481)	(1,012)
Net short-term borrowings, bank overdrafts and other	7,299	2,201	304

Cash flows used in financing activities	(13,527)	(18,091)	(20,536)

Net increase (decrease) in cash and cash equivalents	5,154	10,136	293

Effect of exchange rate changes on cash and cash equivalents	(182)	48	49
Cash and cash equivalents at the beginning of the period	7,367	7,025	7,025

Cash and cash equivalents at the end of the period	12,339	17,209	7,367

See notes to the consolidated financial statements.

1. ORGANISATION AND BASIS OF PRESENTATION

General information
StatoilHydro ASA was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway. StatoilHydro’s business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products.

As of 1 October, 2007 StatoilHydro ASA’s merger with Norsk Hydro ASA’s oil and gas operations became effective. Consequently, StatoilHydro ASA’s financial statements for the third quarter 2007 comprise only financial information of the former Statoil group, in tables referred to as “Statoil group figures”. Beginning in the fourth quarter, StatoilHydro ASA will report the figures of the merged company. For further information see note 6.

StatoilHydro ASA is listed on Oslo Stock Exchange (Norway) and New York Stock Exchange (USA).

Statement of compliance
StatoilHydro ASA will apply “International Financial Reporting Standards (IFRS) as adopted by the European Commission for use in the European Union” (EU-IFRS) for the first time in its consolidated financial statements for the year ended 31 December 2007. These financial statements will include comparative figures for the year ended 31 December 2006. Currently EU-IFRS has certain exemptions from IFRS as issued by the International Accounting Standards Board (IASB), which are not applicable to the Company. Accordingly, there would be no difference between IFRS and EU-IFRS in the presentation in the accompanying financial information. IFRS 1 First-time Adoption of International Financial Reporting Standards requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (e.g. 31 December 2007). IFRS 1 also requires that those policies are applied as of the date of transition to IFRS (e.g. 1 January 2006) and throughout all periods presented in the first IFRS financial statements. The accompanying interim financial information as of and for the periods ended 30 September 2007 and 2006, have been prepared in accordance with those EU-IFRSs effective, or issued and early adopted, at 26 October 2007. The EU-IFRSs that will be applicable at 31 December 2007, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of StatoilHydro’s first IFRS financial statements. There have been no changes in accounting policies compared to the transition document dated 7 May 2007.

Basis of preparation
The accounting policies have been applied consistently to all periods presented in these consolidated interim financial statements. A detailed description of the accounting policies used under IFRS is included in the transition document dated 7 May 2007 that has been prepared by the Company and can be accessed from the Company’s web site at www.statoilhydro.com.

The statements of income and balance sheets as of and for the year ended 31 December 2006 have been derived from the transition document dated 7 May 2007. The interim financial statements do not include all of the information and footnotes required by IFRS for complete financial statements. These interim financial statements should be read in conjunction with the transition document dated 7 May 2007 and the annual report on Form 20-F/A 2006 which is prepared on the basis of US GAAP.

These consolidated interim financial statements are presented in accordance with International Accounting Standard 34 Interim Financial Reporting. The financial statements reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. All such adjustments are of a normal and recurring nature. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. The financial statements are unaudited.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Change in accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in the accounting policies footnote in the transition document.

Commercial factors affecting the financial statements
The Group is exposed to a number of underlying economic factors, such as crude oil prices, natural gas prices, refining margins, foreign exchange rates, as well as financial instruments with fair value derived from changes in these factors, which affect the overall results for each period. In addition, the results of the Group are influenced, in each period, by the level of production which in the short term may be influenced by for instance maintenance. In the long term, the results are impacted by the success of exploration and field development activities.

2. EQUITY

(Statoil group figures)

					Other reserves
				Additional
			Additional	paid-in capital		Available for	Currency
		Treasury	paid-in	related to	Retained	sale financial	translation	Minority
(in NOK million)	Share capital	shares	capital	treasury shares	earnings	assets	adjustment	interest	Total

At 1 January 2006	5,474	(60)	37,305	(96)	65,983	694	0	1,592	110,892

Net income for the period					28,474			637	29,111
Dividends paid					(17,756)				(17,756)
Cash distributions (to)
from minority shareholders								(651)	(651)
Reduction of Share capital	(59)	59							0
Equity settled share based payments			39						39
Treasury shares purchased		(23)		(1,482)					(1,505)
Foreign currency translation adjustment							10		10
Fair value adjustment available
for sale financial assets						(731)			(731)
Defined benefit plan actuarial
gains (losses)					(1)				(1)
Tax on actuarial losses and fair value
adjustment on available for sale securities					(2)	215			213

At 30 September 2006	5,415	(24)	37,344	(1,578)	76,699	178	10	1,578	119,622

					Other reserves
				Additional
			Additional	paid-in capital		Available for	Currency
		Treasury	paid-in	related to	Retained	sale financial	translation	Minority
(in NOK million)	Share capital	shares	capital	treasury shares	earnings	assets	adjustment	interest	Total

At 1 January 2007	5,415	(54)	37,366	(3,605)	87,483	264	(1,926)	1,574	126,517

Net income for the period					28,992			471	29,463
Dividends paid					(19,560)				(19,560)
Cash distributions (to) from
minority shareholders								(288)	(288)
Effectuation of annulment,
see information below	(50)	50	(3,426)	3,426					0
Equity settled share based payments			75						75
Treasury shares purchased
(net of allocated shares)		(1)		(116)					(117)
Foreign currency translation adjustments							(9,496)		(9,496)
Available for sale value transferred
to Statement of Income						(113)			(113)
Fair value adjustment available for
sale financial assets						162			162
Defined benefit plan actuarial
gains (losses)					(50)				(50)
Tax on actuarial losses and fair value
adjustment on available for sale securities					39	(41)			(2)

At 30 September 2007	5,365	(5)	34,015	(295)	96,904	272	(11,422)	1,757	126,591

As at 30 September 2007 StatoilHydro has 1,850,583 treasury shares.

The annual General Meeting in 2006 authorised the Board of Directors to acquire own shares for subsequent annulment. Under an agreement with the Norwegian state, which as of 30 September 2007 had an owner interest in former Statoil of 70.9 per cent, a proportion of the State’s shares should later be redeemed and annulled, so that the State’s owner interest remained unchanged. Both the acquired shares and the firm obligation have been included in Treasury shares since the date the Treasury shares have been acquired in the market according to the authorisation. The extraordinary General Meeting on 5 July 2007 approved to reduce the Share capital by NOK 50,397,120 by annulment of 5,867,000 acquired Treasury shares, and redemption and annulment of 14,291,848 shares held by the State through the payment of NOK 2,441,899,894 to the State represented by the Ministry of Petroleum and Energy. The amount corresponds to the average volume-weighted price of the Company’s buyback of own shares in the market with the addition of interest. The transaction was completed and recorded in the financial statements for the third quarter of 2007.

After the annulment StatoilHydro’s Share capital of NOK 5,364,962,167.50 comprises of 2,145,984,867 shares.

For more information regarding changes in equity related to the merger with Hydro’s oil and gas activity, see information in note 6.

3. SEGMENTS

SEGMENTS
StatoilHydro divides its operations into four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing. The Exploration and Production Norway and International Exploration and Production segments explore for, develop and produce crude oil and natural gas, and extract natural gas liquids, sulphur and carbon dioxide. The Natural Gas segment transports and markets natural gas and natural gas products. Manufacturing and Marketing is responsible for petroleum refining operations and the marketing and sale of crude oil and refined petroleum products except for natural gas and natural gas products.

Operating segments are determined based on differences in the nature of their operations, products and services. This also aligns with internal management reporting. The measure of segment profit is Net operating income. StatoilHydro also provides imputed segment income tax and segment net income for the period as supplemental information.

The ”Other” section consist of the activities of Corporate services, Corporate Center, Group Finance, Technology & New energy and Projects. The ”Eliminations” section encompasses elimination of inter-segment sales and related unrealised profits mainly from the sale of crude oil and products. Inter-segment revenues are at estimated market prices.

(Statoil group figures)

	Exploration and	International	Exploration and	Manufacturing
(in NOK million)	Production Norway	Production	Natural Gas	and Marketing	Other	Eliminations	Total

Three months ended
30 September 2007
Revenues third party
(including Other income)	1,930	1,764	12,379	93,221	42	0	109,336
Revenues inter-segment	27,151	5,196	142	27	430	(32,946)	0
Net income (loss) from
equity accounted investments	17	72	45	18	(6)	0	146

Total revenues and other income	29,098	7,032	12,566	93,266	466	(32,946)	109,482

Net operating income	21,927	2,798	(68)	(50)	28	(252)	24,383
Imputed segment income taxes	(16,409)	(930)	(229)	(40)	0	182	(17,426)

Segment net income for the period	5,518	1,868	(297)	(90)	28	(70)	6,957

Three months ended
30 September 2006
Revenues third party
(including Other income)	116	1,598	14,102	92,193	90	0	108,099
Revenues inter-segment	27,734	4,677	173	117	323	(33,024)	0
Net income (loss) from
equity accounted investments	20	0	51	27	(6)	0	92

Total revenues and other income	27,870	6,275	14,326	92,337	407	(33,024)	108,191

Net operating income	21,903	2,499	2,378	2,093	(323)	1,618	30,168
Imputed segment income taxes	(16,478)	(2,230)	(1,616)	(550)	0	(557)	(21,431)

Segment net income for the period	5,425	269	762	1,543	(323)	1,061	8,737

Nine months ended
30 September 2007
Revenues third party
(including Other income)	3,179	5,024	37,611	272,577	106	0	318,497
Revenues inter-segment	79,367	15,401	430	73	1,147	(96,418)	0
Net income (loss) from
equity accounted investments	44	276	163	68	(24)	0	527

Total revenues and other income	82,590	20,701	38,204	272,718	1,229	(96,418)	319,024

Net operating income	61,551	9,411	574	3,672	(230)	(821)	74,157
Imputed segment income taxes	(45,967)	(3,657)	(319)	(1,249)	0	348	(50,844)

Segment net income	15,584	5,754	255	2,423	(230)	(473)	23,313

Nine months ended
30 September 2006
Revenues third party
(including Other income)	3,009	5,665	44,888	274,782	272	0	328,616
Revenues inter-segment	84,829	13,596	517	506	922	(100,370)	0
Net income (loss) from
equity accounted investments	63	0	152	114	(14)	0	315

Total revenues and other income	87,901	19,261	45,557	275,402	1,180	(100,370)	328,931

Net operating income	68,674	9,551	9,108	6,112	(741)	377	93,081
Imputed segment income taxes	(51,809)	(4,550)	(6,344)	(1,744)	0	(442)	(64,889)

Segment net income	16,865	5,001	2,764	4,368	(741)	(65)	28,192

Borrowings are managed at a corporate level and financial items are not allocated to segments. Imputed segment income taxes are calculated on segment Net operating income except in cases where a segment has a Net operating loss, in which case no tax benefit is shown. Reconciliations of segment Net operating income and segment Imputed income tax to Net income and Income tax in the Consolidated statements of income are shown below.

(Statoil group figures)

	For the three months ended 30 September		For the nine months ended 30 September
(in NOK million)	2007	2006	2007	2006

Segment net income	6,957	8,737	23,313	28,192
Net financial items	5,536	(2,324)	8,881	1,295
Tax on financial items and other tax adjustments	(1,815)	2,077	(2,731)	(376)

Net income	10,678	8,490	29,463	29,111

Imputed segment income taxes	17,426	21,431	50,844	64,889
Tax on financial items and other tax adjustments	1,815	(2,077)	2,731	376

Income taxes	19,241	19,354	53,575	65,265

4. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

(Statoil group figures)

(in NOK million)	Property, plant and equipment	Intangible assets

Balance at 1 January 2007	185,875	21,330
Additions	29,439	20,907
Disposals	(280)	0
Expensed exploration expenditures previously capitalised	0	(372)
Depreciation, amortisation and impairment	(16,222)	(128)
Effect of foreign currency translations adjustment and transferrals	(6,914)	(4,295)

Balance at 30 September 2007	191,898	37,442

Additions in Intangible assets relate mainly to capitalised signature bonuses and other exploration rights in connection with acquisition of assets from Anadarko Petroleum Corporation and North American Oil Sands Corporation.

5. COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Ministry of People’s Power for Energy and Petroleum in Venezuela (MENPET) has challenged the production level and the royalty rates of the Sincor joint venture. Effective as of 24 June 2005, Sincor has been charged and has paid an increased royalty rate of 30 per cent related to production exceeding 114,000 barrels a day. StatoilHydro and our partner, Total, have filed administrative appeals to annul the demand for such payments.

As of 30 September 2007, StatoilHydro held a 15 per cent share in the Sincor joint venture while the partners, Total and the Venezuelan state-owned Petróleos de Venezuela, S.A. (PDVSA), held 47 and 38 per cent respectively. On 26 February 2007 the Venezuelan Government issued a Decree-Law for Migration providing for the transformation of Sincor and all other such Strategic Association Agreements into new incorporated joint ventures with a minimum State participation of 60 per cent (known as mixed companies), under the legal framework of the 2002 Organic Hydrocarbons Law. The law decree provided that transfer of operations was to be completed by 30 April 2007. A Memorandum of Understanding (MoU) for the handover of Sincor’s daily operations was accordingly signed on 25 April 2007, among PDVSA, Total, StatoilHydro and MENPET. Starting 1 May 2007, Sincor’s daily operations are managed by a Transition Committee, consisting of nine members: Five appointed by Corporación Venezolana del Petróleo, S.A. (CVP), a wholly-owned subsidiary of PDVSA, three by Total and one by StatoilHydro.

On 26 June 2007, a further MoU, among the same parties, was signed to evidence compliance with article 4 of the Decree-Law for Migration, which required reaching an agreement on the terms and conditions for participating in the new mixed company by 26 June 2007. The MoU included terms and conditions for the constitution and function of a mixed company in the form of an initialled draft conversion contract that was subject to approval by the Venezuelan National Assembly.

On 2 October 2007 the Venezuelan National Assembly authorized the agreements made by MENPET for the incorporation of the new mixed company to be named PetroCedeño S.A., with ownership participation of CVP with 60 per cent of the shares, Total with 30.323 per cent and StatoilHydro with 9.677 per cent of the shares. The agreed terms and conditions also include governance terms and compensation for dilution of participating interest. The National Assembly authorisation must be published in the Official Gazette to be considered validly issued. Further governmental approvals are needed for the incorporation in order to start the operations of PetroCedeño S.A.

On 9 October 2007 the “Law on Effects of the Process of Migration to Mixed Companies of the Association Agreements of the Orinoco Belt, as well as the Exploration-at-risk and Profit-Sharing Agreements” was enacted. Pursuant to this law, the Sincor Association Agreement will terminate on the date of publication of a Decree that gives PetroCedeño S.A. the right to carry out oil activities. StatoilHydro expects that the Sincor migration into a mixed company thereafter will be reflected in the Consolidated Accounts.

The transfer of control of operations of the Sincor project on 1 May 2007 and the signing of the MoU on 26 June 2007 relating to the migration into a mixed company necessitate changes to the Sincor financing agreements. The Sincor partners are considering alternative solutions with the lenders in order to seek to restructure the existing financing.

A group of Norwegian pensioners has brought legal proceedings against StatoilHydro ASA over certain changes made to the pension fund articles of association in 2002, relating to the basis for adjustment of pension payments after that date. Stavanger District Court ruled in favour of StatoilHydro in the first quarter of 2007. The verdict has been appealed. Depending on the final outcome of this case, the issue might impact certain assumptions used in the computation of StatoilHydro’s pension obligations as reflected in the consolidated financial statements.

StatoilHydro ASA issued a declaration to the Norwegian Ministry of Petroleum and Energy (MPE) in 1999 in connection with a dispute between four Åsgard partners and StatoilHydro related to the construction of new facilities for the Åsgard development at the Kårstø Terminal. The declaration confirmed the MPE similar treatment as the four Åsgard partners with respect to the disputed issues, which had been resolved by 2004. The MPE has indicated that a claim will be presented based on the declaration.

During the normal course of its business StatoilHydro is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. StatoilHydro has provided in its accounts for probable liabilities related to litigation and claims based on the Company’s best judgement. StatoilHydro does not expect that the financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

6. SUBSEQUENT EVENTS AND BUSINESS DEVELOPMENTS

The shareholders of Statoil ASA and Norsk Hydro ASA (Hydro) approved at extraordinary General Meetings on 5 July 2007 a merger between Statoil ASA and the oil and gas activities of Norsk Hydro ASA. Final closing took place 1 October 2007.

In connection with the merger the extraordinary General Meeting in Statoil approved to increase Statoil’s share capital by NOK 2,606,655,590 from NOK 5,364,962,167.50 to NOK 7,971,617,757.50 through the issuing of 1,042,662,236 shares with a nominal value of NOK 2.50. The increase in the Share capital was registered with the Register of Business Enterprises 1 October 2007 together with a change of business name to StatoilHydro ASA. After the increase Hydro’s shareholders hold 32.7 per cent and former Statoil’s shareholders hold 67.3 per cent of the merged company StatoilHydro ASA. Hydro’s shareholders received 0.8622 shares in the merged company for each Hydro share. Former Statoil’s shareholders maintain their holdings in the merged company on a one-for-one basis. The Norwegian state holds 62.5 per cent in the merged company.

The merger is regulated and described in a separate merger plan between the two parties. Assets, liabilities, rights and obligations related to Hydro’s oil and gas activities were taken over by StatoilHydro. The merger will as from fourth quarter 2007 be accounted for as a transaction between entities under common control. Accordingly, the carrying amount of the assets and liabilities of the merged company will be recorded at their carrying amounts, and comparable financial figures for prior periods will be restated to present the merged company as if the entities had always been combined. Certain obligations in StatoilHydro were contingent on the completion of the merger. Early retirement is for instance used as an instrument to avoid redundancy among employees in connection with the merger. The expected liability related to the early retirement scheme and other restructuring expenses will be recorded in the fourth quarter of 2007.

StatoilHydro has 25 October 2007 signed a frame agreement with Gazprom to become partner in the Shtokman development, phase 1. The agreement gives StatoilHydro a 24 per cent equity interest in Shtokman Development Company where Gazprom (51 per cent) and Total (25 per cent) are the two other partners. The implementation of the project is subject to a final investment decision in the second half of 2009. The project planning phase aims at establishing an acceptable technical and commercial basis for the final investment decision, which is expected to take place in the second half of 2009. Until the final investment decision is made, StatoilHydro’s exposure is limited to the company’s share of the cost of planning and studies.

7. RECONCILIATION BETWEEN IFRS AND USGAAP FIGURES FOR PRIOR YEAR

(Statoil group figures)

	For the three months ended 30 September	For the nine months ended 30 September
(in NOK million)	2006	2006

Consolidated net income under US GAAP (including minority interest)	8,808	29,234

Differences related to:
Financial instruments	(128)	1,479
Inventory valuation	194	179
Deferred tax adjustments	(286)	(1,659)
Other	(98)	(122)
Net changes	(318)	(123)

Consolidated income for the period under IFRS	8,490	29,111

(in NOK million)		At 30 September 2006

US GAAP Equity (including minority interest)		117,500

Differences related to:
Financial instruments		7,933
Pensions		(5,366)
Inventory valuation		2,999
Asset retirement obligations (ARO)		(148)
Deferred tax adjustments		(5,193)
Other		1,897
Net changes		2,122

Shareholders’ equity under IFRS		119,622

For more information regarding recorded differences between IFRS and US GAAP see the transition document mentioned in note 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: October 29, 2007	By:	/s/ Eldar Sætre Eldar Sætre Chief Financial Officer

PRESS RELEASE:

STRONG RESULTS AND PROJECT DELIVERIES

StatoilHydro’s net income in the third quarter of 2007 amounted to NOK 10.7 billion, compared to NOK 8.5 billion in the third quarter of 2006. In the first nine months of 2007, net income was NOK 29.5 billion compared to NOK 29.1 billion in the first nine months of 2006.

The 26% increase in net income from the third quarter of 2006 to the third quarter of 2007 was mainly due to an increase in net financial items from currency gains, and partly offset by lower downstream results.

As of 1 October, 2007 Statoil ASA’s merger with Norsk Hydro’s oil and gas operations became effective. Consequently, StatoilHydro ASA’s financial statements for the third quarter of 2007 comprise the financial results for only former Statoil group. From the fourth quarter of 2007, StatoilHydro ASA will report the results of the merged company. StatoilHydro will issue pro-forma financial information on 12 November 2007.

“We continue to deliver strong financial results,” says Helge Lund, StatoilHydro’s chief executive officer. “On 1 October we completed the merger between Statoil and Hydro’s oil and gas activities. I am very pleased to see that we have established a global, competitive energy company while delivering safe and efficient day to day operations.”

On 25 October StatoilHydro signed an agreement with Gazprom to become partner in the first phase of the Shtokman development in the Russian part of the Barents Sea.

“The agreement is an important milestone for us. We are looking forward to cooperating with Gazprom and Total to realise this frontier project,”
says Mr Lund.

The CEO is also satisfied with significant project deliveries and continued high exploration activity.

“We have completed the Snøhvit, Ormen Lange and Statfjord Late Life projects, strengthening StatoilHydro’s strategic position in the European and US gas markets. StatoilHydro has also been successful in both licensing rounds in the Gulf of Mexico, adding valuable exploration acreage for future activities,” Mr Lund notes.

Return on average capital employed after tax (ROACE) (*) for the 12 months ended 30 September 2007 was 21.5%, compared to 26.4% for the 12 months ended 31 December 2006. The decrease was mainly due to lower oil and gas prices measured in NOK as well as higher capital employed. ROACE is defined as a non-GAAP financial measure (*).

In the third quarter of 2007, earnings per share were NOK 4.94 compared to NOK 3.82 in the third quarter of 2006. For the first nine months of 2007, earnings per share were NOK 13.52, compared to NOK 13.16 for the same period in 2006.

Net operating income in the third quarter of 2007 was NOK 24.4 billion compared to NOK 30.2 billion in the third quarter of 2006. The decrease was mainly due to lower downstream results, a 15% decrease in gas prices measured in NOK, an increase in unrealised profit on inventories of NOK 1.9 billion and higher total operating expenses. The decrease in net operating income was partly offset by increased lifted volumes of oil and gas in International E&P.

In the first nine months of 2007, net operating income was NOK 74.2 billion compared to NOK 93.1 billion in the first nine months of 2006. The decrease was mainly due to a 15% decrease in gas prices measured in NOK, a 5% reduction in oil prices measured in NOK, increased total operating expenses as well as lower downstream results.

Consolidated statements of income - IFRS

		Third quarter			Nine months ended 30 September				Full year
	2007	2006		2007	2007	2006		2007	2006
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

Revenues and other income
Revenues	109,194	108,095	1%	20,186	318,247	327,437	(3%)	58,831	431,757
Net income (loss) from equity
accounted investments	146	92	59%	27	527	315	67%	97	408
Other income	142	4	3449%	26	250	1,179	(79%)	46	1,801

Total revenues and
other income	109,482	108,191	1%	20,239	319,024	328,931	(3%)	58,975	433,966

Operating expenses
Cost of goods sold	67,179	61,385	9%	12,419	191,945	186,331	3%	35,483	245,492
Operating expenses	8,740	8,132	7%	1,616	27,475	24,047	14%	5,079	33,653
Selling, general and
administrative expenses	1,800	2,004	(10%)	333	4,931	6,299	(22%)	912	8,486
Depreciation, amortisation
and impairment	5,578	4,988	12%	1,031	16,350	15,426	6%	3,022	21,714
Exploration expenses	1,802	1,514	19%	333	4,166	3,747	11%	770	5,664

Total operating expenses	85,099	78,023	9%	15,731	244,867	235,850	4%	45,266	315,009

Net operating income	24,383	30,168	(19%)	4,507	74,157	93,081	(20%)	13,709	118,957

Financial items
Net foreign exchange
gains and losses	5,547	(3,678)	251%	1,025	9,955	918	984%	1,840	3,285
Interest income and other
financial items	107	1,884	(94%)	20	841	2,038	(59%)	155	2,882
Interest and other finance expenses	(118)	(530)	(78%)	(22)	(1,915)	(1,661)	15%	(354)	(2,370)

Net financial items	5,536	(2,324)	338%	1,023	8,881	1,295	586%	1,642	3,797

Income before tax	29,919	27,844	7%	5,531	83,038	94,376	(12%)	15,350	122,754

Income tax	(19,241)	(19,354)	(1%)	(3,557)	(53,575)	(65,265)	(18%)	(9,904)	(81,889)

Net income	10,678	8,490	26%	1,974	29,463	29,111	1%	5,447	40,865

Attributable to:
Equity holders of the company	10,589	8,271	28%	1,957	28,992	28,474	2%	5,359	40,135
Minority interest	89	219	(59%)	16	471	637	(26%)	87	730

	10,678	8,490	26%	1,974	29,463	29,111	1%	5,447	40,865

Net operating income		Third quarter			Nine months ended 30 September				Full year
for the segments	2007	2006		2007	2007	2006		2007	2006
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

E&P Norway	21,927	21,903	0%	4,053	61,551	68,674	(10%)	11,378	89,910
International E&P	2,798	2,499	12%	517	9,411	9,551	(1%)	1,740	10,757
Natural Gas	(68)	2,378	(103%)	(13)	574	9,108	(94%)	106	12,003
Manufacturing & Marketing	(50)	2,093	(102%)	(9)	3,672	6,112	(40%)	679	6,569
Other	28	(323)	109%	5	(230)	(741)	69%	(43)	(597)
Eliminations of internal
unrealised profit on inventories	(252)	1,618	n/a	(47)	(821)	377	n/a	(152)	315

Net operating income	24,383	30,168	(19%)	4,507	74,157	93,081	(20%)	13,709	118,957

Financial data

		Third quarter			Nine months ended 30 September				Full year
	2007	2006		2007	2007	2006		2007	2006
	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

Weighted average number of
ordinary shares outstanding	2,144,330,100	2,162,576,727			2,144,637,688	2,164,357,459			2,161,028,202
Earnings per share	4.94	3.82	29%	0.91	13.52	13.16	3%	2.50	18.57
ROACE (last 12 months)	21.5%	n/a			21.5%	n/a			26.4%
Cash flows provided by
operating activities (billion)	29.5	16.8	76%	5.5	66.5	51.9	28%	12.3	60.6
Gross investments (billion)	10.4	9.9	5%	1.9	47.3	30.2	57%	8.7	45.9
Net debt to capital employed ratio	24.0%	9.3%			24.0%	9.3%			16.3%

* Solely for the convenience of the reader, the figures for the third quarter and the first nine months of 2007 have been translated into US dollars at the rate of NOK 5.4095 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on 28 September 2007.

Operational data

		Third quarter			Nine months ended 30 September				Full year
	2007	2006	Change		2007	2006	Change		2006

Average oil price (USD/bbl)	75.0	69.2	8%		66.7	66.0	1%		64.4
USDNOK average daily exchange rate	5.76	6.33	(9%)		6.00	6.42	(6%)		6.42
Average oil price (NOK/bbl) [3]	432	438	(1%)		401	424	(5%)		413
Gas prices (NOK/scm)	1.54	1.82	(15%)		1.61	1.88	(15%)		1.91
Refining margin, FCC (USD/boe) [4]	7.6	8.0	(5%)		8.7	7.9	10%		7.1
Total oil prodction (1,000 boe/day)	629	657	(4%)		659	671	(2%)		670
Total gas production (1,000 boe/day)	427	419	2%		463	458	1%		465
Total oil and gas production
(1,000 boe/day) [5]	1,056	1,076	(2%)		1,122	1,129	(1%)		1,135
Total oil liftings (1,000 boe/day)	651	635	2%		673	671	0%		668
Total gas liftings (1,000 boe/day)	427	418	2%		463	458	1%		465
Total oil and gas liftings
(1,000 boe/day) [6]	1,078	1,054	2%		1,136	1,129	1%		1,133
Production cost
(NOK/boe, last 12 months) [7]	31.5	n/a	n/a		31.5	n/a	n/a		26.6
Production cost normalised
(NOK/boe, last 12 months) [8]	31.3	n/a	n/a		31.3	n/a	n/a		26.2

Total oil and gas production in the third quarter of 2007 was 1,056,000 barrels of oil equivalent (boe) per day, compared to 1,076,000 boe per day in the third quarter of 2006. The 2% decrease was mainly related to reduced production on the Norwegian continental shelf (NCS), and was partly offset by higher production from new fields in International E&P.

In the first nine months of 2007 total oil and gas production was 1,122,000 boe per day, compared to 1,129,000 boe per day in the first nine months of 2006.

Total oil and gas liftings in the third quarter of 2007 were 1,078,000 boe per day, compared to 1,054,000 boe per day in the same period of 2006. This is equivalent to an overlift of 22,000 boe per day in the third quarter of 2007. In the first nine months of 2007, total oil and gas liftings were 1,136,000 boe per day compared to 1,129,000 boe per day in the corresponding period of 2006.

Exploration expenditure in the third quarter of 2007 was NOK 2.3 billion, compared to NOK 2.0 billion in the third quarter of 2006. In the first nine months of 2007 the exploration expenditure was NOK 6.5 billion, compared to NOK 5.5 billion in the first nine months of 2006. The increase in exploration expenditure was mainly due to higher drilling activity as well as extensive seismic activities internationally. Exploration expenditure reflects the period’s exploration activities.

Exploration expenses for the period consist of exploration expenditure adjusted for the period’s change in capitalised exploration expenditure. Exploration expenses in the third quarter of 2007 amounted to NOK 1.8 billion compared to NOK 1.5 billion in the third quarter of 2006.

		Third quarter			Nine months ended 30 September				Full year
Exploration	2007	2006		2007	2007	2006		2007	2006
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

Exploration expenditure (activity)	2,329	1,959	19%	431	6,537	5,471	19%	1,208	7,451
Expensed, previously capitalised
exploration expenditure	69	83	(17%)	13	372	263	41%	69	667
Capitalised share of current
period’s exploration activity	(596)	(528)	(13%)	(110)	(2,743)	(1,987)	(38%)	(507)	(2,454)

Exploration expenses	1,802	1,514	19%	333	4,166	3,747	11%	770	5,664

A total of 11 exploration and appraisal wells were completed in the third quarter of 2007, seven on the NCS and four internationally. Eight wells are confirmed discoveries. The number of exploration wells completed in the third quarter of 2006 was 16.

In the first nine months of 2007 a total of 34 exploration and appraisal wells were completed, 18 on the NCS and 16 internationally. Two exploration extension wells were drilled in the same period. Nineteen of the exploration and appraisal wells are confirmed discoveries, 13 on the NCS and six internationally. Both exploration extension wells also resulted in discoveries. The number of exploration and appraisal wells completed in the first nine months of 2006 were 30. Three exploration extension wells were completed in the same period. Drilling in 11 additional wells was ongoing at the end of the third quarter of 2007.

Production cost per boe was NOK 31.5 for the 12 months ended 30 September 2007, compared to NOK 26.6 for the 12 months ended 31 December 2006 (*).

Normalised at a USDNOK exchange rate of 6.00, the production cost for the 12 months ended 30 September 2007 was NOK 31.3 per boe, compared to NOK 26.2 per boe for the 12 months ended 31 December 2006 (*). Normalised production cost is defined as a non-GAAP financial measure (*).

The production cost per boe, both actual and normalised, has increased, mainly due to start-up of new fields, increased maintenance cost and general industry cost pressure.

Net financial items amounted to an income of NOK 5.5 billion in the third quarter of 2007, compared to a cost of NOK 2.3 billion the third quarter of 2006. Net financial items in the first nine months of 2007 amounted to an income of NOK 8.9 billion, compared to an income of NOK 1.3 billion in the first nine months of 2006.

The increase was mainly due to currency gains relating to StatoilHydro’s short-term NOK hedging policy and long term funding, as a result of a strengthening of NOK in relation to USD.

Exchange rates	30.09.2007	30.06.2007	31.12.2006	30.09.2006	30.06.2006	31.12.2005

USDNOK	5.44	5.90	6.26	6.50	6.24	6.77

Income taxes in the third quarter of 2007 were NOK 19.2 billion, equivalent to an average tax rate of 64.3%. Income taxes in the third quarter of 2006 were NOK 19.4 billion, equivalent to an average tax rate of 69.5%. The tax rate was reduced in the third quarter of 2007 compared with the third quarter of 2006 mainly due to a positive effect of financial items that are subject to lower taxation than the average tax rate.

For the first nine months of 2007 income taxes were NOK 53.6 billion, equivalent to an average tax rate of 64.5%. In comparison, income taxes in the first nine months of 2006 were NOK 65.3 billion equivalent to an average tax rate of 69.2%. The reduced tax rate is mainly due to higher net financial income and an increased effect of the uplift tax deduction on the NCS in the first nine months of 2007.

Health, safety and the environment (HSE)
The total recordable injury frequency and the serious incident frequency improved in the third quarter of 2007 compared to the third quarter of 2006. There have been no serious gas leaks at our offshore or land facilities during the first nine months of 2007.

A fatality occurred at Saipem S7000 on 12 August during installation of the Tordis subsea separator. The fatality is under investigation.

	Third quarter		Nine months ended 30 September		Year
HSE	2007	2006	2007	2006	2006

Total recordable injury frequency	4.4	6.1	5.1	5.9	5.7
Serious incident frequency	1.7	2.0	2.2	2.0	2.1
Accidental oil spills (number)	84	60	240	216	292
Accidental oil spills (volume, scm)	41	110	74	126	157

Important events

Recent important events include the following:
• The merger between Statoil ASA and Norsk Hydro ASA’s petroleum business was implemented on 1 October 2007, which was also the first day of trading in the StatoilHydro share.
• StatoilHydro has 25 October signed a frame agreement with Gazprom to become partner in the Shtokman development, phase 1. The agreement gives StatoilHydro a 24% equity interest in Shtokman Development Company where Gazprom (51%) and Total (25%) are the two other partners. The implementation of the project is subject to a final investment decision which is expected to take place in the second half of 2009. The project planning phase aims at establishing an acceptable technical and commercial basis for the final investment decision. Until the final investment decision is made, StatoilHydro’s exposure is limited to the company’s share of the cost of planning and studies.
• StatoilHydro commenced production of liquefied natural gas (LNG) at the Hammerfest LNG plant Snøhvit LNG, in northern Norway, on 13 September. The first tanker with a cargo of LNG left the plant on 20 October.
• Gas production from Ormen Lange commenced on 13 September this year. Shell will take over the operatorship of Ormen Lange 1 December.
• The StatoilHydro-operated Statfjord Late Life project commenced production on 12 October when the Tampen Link pipeline opened for gas export.
• StatoilHydro, as operator of the Troll field, has recommended to its partners to discontinue the Troll Future Development project (TFD). StatoilHydro will consequently withdraw from the related Gas Network Expansion (GNE) project in its current form.
• On 22 August, StatoilHydro announced that the company submitted the winning bid for 20 leases in Alaminos Canyon and 16 in Keathley Canyon in Lease Sale 204 in US Gulf of Mexico (GoM). On 3 October, StatoilHydro had the winning bid for additional 29 leases in the Central area lease sale 205 in GoM.
• On 19 September 2007 StatoilHydro entered into an agreement to acquire ConocoPhillips’ JET automated gas station network in Norway, Sweden and Denmark. The acquisition is subject to approval from European competition authorities.
• On 17 September, StatoilHydro completed a capital reduction through redemption and annulment of in total 20,158,848 shares with a par value of NOK 2.50 per share.
• On 1 October, StatoilHydro announced that chief executive Helge Lund and the StatoilHydro board had determined to initiate an external review of possible consultancy agreements and transactions associated with the former Norsk Hydro’s international petroleum operations, which have been transferred to StatoilHydro as part of the merger between Statoil and Hydro’s petroleum business. The U.S. law firm Sidley Austin LLP will carry out the review together with Norwegian law firm Simonsen Advokatfirma DA. Sullivan & Cromwell LLP has withdrawn as investigator of the Libya case, to ensure that no questions can be raised about the independence of the investigation. Sullivan & Cromwell will continue to advise StatoilHydro.
• Eivind Reiten decided to step down as chair of StatoilHydro ASA with immediate effect on 4 October. The deputy chair Marit Arnstad took over as acting chair, also with immediate effect.

* See end notes in the complete quarterly report.

Further information from:
Investor relations
Lars Troen Sørensen, senior vice president investor relations, + 47 90 64 91 44 (mobile)
Geir Bjørnstad, vice president, US investor relations, + 1 203 978 6950

Press
Ola Morten Aanestad, vice president media relations, +47 48 08 02 12 (mobile)

GROUP BALANCE SHEET

	At 30 September, 2007	At 30 September, 2006	Change	At 30 September, 2007
(In millions)	NOK	NOK	%	USD*

Total non-current assets	254,750	219,768	15.92	47,093
Total current assets	92,573	113,348	(18.33)	17,113
Total assets	347,323	333,116	4.26	64,206
Total equity	(126,591)	(119,622)	5.83	(23,402)
Total non-current liabilities	(114,860)	(105,564)	8.81	(21,233)
Total current liabilities	(105,872)	(107,930)	(1.91)	(19,571)
Total equity and liabilities	(347,323)	(333,116)	4.26	(64,206)